Exhibit 35.4

STATEMENT OF COMPLIANCE

Sallie Mae, Inc. — Master Servicer

11100 USA Parkway

Fishers, IN 46037

Attention: Jody Sloan

Pursuant to the FFEL Program Omnibus Subservicing Agreement (the “Subservicing Agreement”) dated August 12, 2010 between and among Nelnet Servicing, LLC and Sallie Mae, Inc., the undersigned here certifies that (a) a review of Nelnet Servicing, LLC’s activities during the period from January 1, 2012 through December 31, 2012 and of its performance under the Subservicing Agreement during such period has been made under my supervision; and (b) to the best of my knowledge, based on such review, Nelnet Servicing, LLC has fulfilled all of its obligations under this Agreement, in all material respects, during such period.

/s/ JOSEPH E. POPEVIS

Joseph E. Popevis, President

Nelnet Servicing, LLC